    As filed with the Securities and Exchange Commission on December 27, 2004
                                                      Registration No. 333-87006

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 AMENDMENT NO. 6

                             SMART TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

          FLORIDA                          5960                 65-1114299
(State or Other Jurisdiction of      (Primary Standard        (IRS Employer
 Incorporation or Organization)         Industrial        Identification Number)
                                     Classification
                                       Code Number)

                682 AARON COURT, BUILDING #6, KINGSTON, NY 12401
                                  845-339-4083
    (Address and telephone number of Registrant's principal executive office)

              5 RUE DU CHEVALIER SAINT GEORGE, 75008 PARIS, FRANCE
                                +33-1-44-77-92-20
   (Address and telephone number of Registrant's principal place of business)

Marc A. Asselineau, President                               Copy to:
Smart Technology, Inc.                             Robert Courtney Mangone, Esq.
682 Aaron Court, Building #6,                      Fox Horan & Camerini LLP
Kingston, NY 12401                                 825 Third Avenue
845-339-4083                                       New York, NY 10022
(Name, address, telephone number of                (212) 480-4800
agent for service of process)

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME
         TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

  Title of each class                            Proposed maximum     Proposed maximum
   of securities to           Amount to be        aggregate price         aggregate              Amount of
     be registered             registered            per share          offering price        registration fee
     -------------             ----------            ---------          --------------        ----------------

Common stock, par              1,142,351             $5.00 (2)           $5,711,755 (2)          $689.41 (1)
value $0.0001 per share        shares (1)

----------

(1) The Selling Shareholders listed in the prospectus may sell up to 1,142,351 shares when this registration statement filed with the Securities and Exchange
Commission is effective . This pre-effective Amendment No. 6 covers an additional 270,893 shares offered by the Selling Shareholders in excess of the
871,458 shares covered by Amendment No. 5. The additional registration fee incurred thereby, estimated in accordance with footnote (2), is $102.07.

(2) Estimated solely for purposes of calculating the registration fee, based on the most recent sale price received by the Registrant for such shares in offshore transactions. There is currently no public market for the shares of common stock and a market for such shares may not develop.

                                   -----------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure of Alternative Used: Alternative 1 [ ]; Alternative 2 |X|

                                       ii

The information in the prospectus is not complete and may be changed. The
Selling Shareholders may not sell the shares covered by this prospectus until the related registration statement filed with the Securities and Exchange
Commission has become effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                  Subject to completion, dated December 27, 2004
PROSPECTUS

                             SMART TECHNOLOGY, INC.

                        1,142,351 SHARES OF COMMON STOCK

     The persons listed as Selling Shareholders beginning on page 9 of this prospectus are using this prospectus to offer for sale a total of 1,142,351 shares of common stock of Smart Technology, Inc. We will not receive any of the proceeds from the sale of the shares by the Selling Shareholders.

     These shares may be offered for sale at any time after the registration statement filed with the Securities and Exchange Commission is declared effective. Unless it is terminated earlier, the offering period will be for a period of two years from the effective date of this prospectus.

     The Selling Shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. These shares may be sold by the Selling Shareholders in one or more transactions at prices and on terms then prevailing, or at prices related to the then current market price, or in negotiated transactions. We estimate that the Selling Shareholders will offer the shares at a price of $5.00 per share, which was the sale price received by us in our most recent offshore share sales transactions, until such time as a public trading market has developed. We intend to work with market makers to cause the shares to be quoted on the Over-the-Counter Bulletin Board.

     Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which such transactions occur or the existence of an exemption from registration.

     AN INVESTMENT IN THESE SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD
CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

                              ______________, 2004

                                TABLE OF CONTENTS

SECTION                                                                     PAGE

Disclosure of Commission Position on Indemnification for Securities

                                      -2-

                               PROSPECTUS SUMMARY

     The following is a summary of the information contained in this prospectus.
Before making any investment, you should carefully consider the information under the heading "Risk Factors."

     "Common stock" refers to the shares of common stock, par value $0.0001 each, of Smart Technology, Inc.

     "OTCBB" refers to the Over-the-Counter Bulletin Board administered by the
National Association of Securities Dealers, Inc.

THE COMPANY

     Smart Technology, Inc. ("STI") was incorporated in Florida on May 14, 2001.
In 2003, it acquired all of the shares of Irisio s.a.r.l. ("Irisio"), a French limited liability company which had been formed in 2001. Irisio was commencing operations at the time, engaged in the business of developing software designed to customer specifications to enable the tracking of vehicles, personnel and merchandise by means of the existing Global Positioning System ("GPS"). The GPS system is a constellation of 24 orbiting earth satellites, which provides navigation and geographic data to military and civilian users worldwide. Unless otherwise indicated, all references in this prospectus to "we", "us", "our", or
"the Company" refer to STI including Irisio.

     Through Irisio, we market and sell GPS tracking devices to the commercial market, principally in France. These devices have been fitted with our own proprietary software and enable the user to track where its vehicles, personnel and merchandise carrying tracking receptors are located or have moved. We are at present entering the United States market, and we have opened offices in
Kingston, N.Y. in connection with that endeavor. (See "The Company" below.)

     The principal executive offices of STI are located at 682 Aaron Court,
Building #6, Kingston, N.Y. 12401, telephone 845-339-4083, fax 845-331-1602. The principal place of business of the Company is located at 5 rue du Chevalier
Saint George, 75008 Paris, France, telephone +33-1-44-77-92-20. Information about our products and services can be found at our internet website
www.irisio.com.

THE OFFERING

     Up to 1,142,351 shares of common stock, or 65.1% of the 1,753,940 outstanding shares, may be sold under this prospectus by the Selling
Shareholders for a period of two years after the registration statement containing this prospectus has become effective. We will thereafter file reports with the Securities Exchange Commission during that period as required by the
Securities Exchange Act of 1934.

     The Company will not receive any money from sales by the Selling
Shareholders. The shares are being offered directly by the Selling Shareholders.
There is no established public trading market for our shares. The Selling
Shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. These shares may be sold by the Selling
Shareholders in one or more transactions at prices and at terms then prevailing, or at prices related to the then current market price, or in negotiated transactions.

                                      -3-

We estimate that the Selling shareholders will offer the shares at a price of
$5.00 per share until such time as a public trading market may develop. We intend to work with market makers to cause the shares to be quoted on the OTCBB, but there can be no assurance that any market maker will agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCBB.

NUMBER OF SHARES OUTSTANDING

     At December 1, 2004, we had 1,753,940 shares of our common stock outstanding. All of such shares constitute "restricted securities", as that term is defined by the Securities and Exchange Commission, and none of such shares is freely tradable.

RISKS AND CONFLICTS OF INTEREST

     Any investment in STI common stock involves substantial risks, including those described under "Risk Factors" below. No officer or director of STI or
Irisio is offering any shares of common stock for sale at this time, either pursuant to this prospectus or otherwise. Persons who may be affiliates of the
Company are offering shares hereunder. (See "Selling Shareholders" below.)

                             SUMMARY FINANCIAL DATA

     The following is a summary of the financial data contained in this prospectus. This information reflects our consolidated operations for the twelve months ended December 31, 2003 derived from our audited consolidated financial statements and the nine-month periods ended September 30, 2003 and 2004 on an unaudited basis.

STATEMENT OF OPERATIONS DATA:

                                                                          Nine Months ended     Nine Months ended
                                                Year ended                September 30, 2003    September 30, 2004
                                                December 31, 2003         (unaudited)           (unaudited)
                                                -----------------         -----------           -----------

Revenues                                        $170,235                  $116,413              $363,696

Gross margin                                    $70,924                   $39,176               $199,902

Loss from continuing operations                 ($727,531)                ($437,447)            ($1,286,332)

Net loss                                        ($796,631)                ($440,868)            ($1,286,446)

Net loss per common share (1)                   ($0.60)                   ($0.37)               ($0.78)

                                                                          at Sept.30, 2003      at Sept. 30, 2004
SELECTED BALANCE SHEET DATA:                    at Dec. 31, 2003          (unaudited)           (unaudited)
                                                ----------------          -----------           -----------
Working capital                                 $372,676                  $118,655              $914,586

Total assets                                    $599,193                  $412,295              $1,336,244

Total liabilities                               $117,143                  $248,819              $99,242

Stockholders equity                             $482,050                  $163,476              $1,237,002

                                      -4-

(1) Loss per share is based on the weighted average number of outstanding common shares.

                                  RISK FACTORS

     We commenced business operations in 2003. Before making an investment, you should consider carefully, among others, the following risk factors.

1. WE DO NOT HAVE A HISTORY OF PROFITABILITY

     We have never had a net profit. In 2003, which was our first year of operations in which we generated revenues, we had a net loss of $796,631. In the first nine months of 2004 we had a net loss of $1,286,446 compared with a net loss of $440,868 during the first nine months of 2003. There can be no assurance as to when, if ever, we may become profitable.

2. THERE IS PRESENTLY NO PUBLIC TRADING MARKET FOR OUR COMMON STOCK AND THE
SELLING SHAREHOLDERS ARE OFFERING UNDER THIS PROSPECTUS ALMOST ALL OF THE
OUTSTANDING SHARES EXCEPT THOSE OWNED BY OUR CHIEF EXECUTIVE OFFICER

     There is no established public trading market for our shares. The shares being offered under this prospectus constitute almost all of the outstanding shares except those owned by our chief executive officer. Our shares are not and have not been listed or quoted on any exchange or quotation system. Although we intend to cause the shares to be quoted on the OTCBB, there can be no assurance that a market maker will agree to file the necessary documents with the National
Association of Securities Dealers, which operates the OTCBB. Nor can we give any assurance that such an application for quotation will be approved or that a regular trading market will develop, or that if developed, it will be sustained.
In the absence of a trading market, an investor may be unable to liquidate its investment. If only a limited market for our shares develops, that market may be very volatile. Consequently, if you choose to purchase shares in this offering by the Selling Shareholders, you should understand that you may not be able to resell your shares or only at a deep discount, and that they may be an illiquid investment. Accordingly, you should consider any purchase of shares as speculative.

3. OUR ESTIMATE OF THE OFFERING PRICE BY THE SELLING SHAREHOLDERS WAS DETERMINED
ARBITRARILY AND IS IN EXCESS OF THE ACTUAL NET TANGIBLE BOOK VALUE

     Our estimate of the offering price by the Selling Shareholders of five dollars per share has been determined arbitrarily by the Board of Directors of
STI and bears no relationship to our assets, book value or net worth. Such amount was the sale price received by us in our most recent offshore share sales transactions. (See "The Company - Funding of the Company" below.) Hence, any purchasers of shares in this offering by the Selling Shareholders may pay a price per share that proportionately substantially exceeds the value of our assets after subtracting liabilities.

4. OUR COMMON STOCK MAY BE SUBJECT TO THE SEC'S RULES RELATING TO "PENNY STOCK"
AND THE DIFFICULTY OF SELLING IT MAY MAKE IT AN ILLIQUID INVESTMENT

     Our shares may be subject to the low-priced security (or so-called "penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange
Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered

                                      -5-

representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

5. WE HAVE FEW RESOURCES, LIMITED BUSINESS OPERATIONS, LITTLE CAPITAL AND LOW
NET WORTH AND WE MAY REQUIRE ADDITIONAL CAPITAL

     We commenced selling products in 2003. We have a low net worth We lack a large personnel force and have little capital equipment. We have been conducting limited business operations to date, and these have included fund-raising in
Europe and organizational activities. Although we believe we have sufficient capital for our current operating plans, we would be under-capitalized in the event our sales exceeded our current projections. This could lead to cash shortages and other limitations with respect to personnel, technological, financial and other resources. In addition, we lack of a significant client base and market recognition. Because of these factors, our activities may not attain the level of recognition and market acceptance necessary for us to become a viable business.

     The expansion of our business is dependent upon our continuing to raise capital by selling our shares in France. (See "The Company - Funding of the
Company" below.) Such growth needs the cash flow produced by such sales. At present, we estimate that we will have sufficient working capital to maintain our present business operations for the next twelve months, but we will have to raise additional capital of approximately $1,500,000 in order to be able to expand the business more quickly. In the event our shares, all of which have restricted transferability, were no longer able to be sold offshore, our ability to generate sufficient funds to expand our business might be materially adversely effected.

6. IF WE CANNOT GENERATE ADDITIONAL OPERATING REVENUES SUFFICIENT TO COVER
EXPENSE, WE WILL HAVE TO DISCONTINUE OPERATIONS.

     To date, our only subsidiary has engaged in limited product sales and, accordingly, we have received limited operating revenues. As of December 31,
2003, we had assets totaling $599,193, mainly consisting of cash from subscriptions for our common stock, and as of September 30, 2004, assets totaling $1,336,244. The majority of our cash flow has been derived from the sale of our shares in Europe and not from operations (see "The Company - Funding of the Company" below). Our expenses are not limited to operating expenses for the manufacture of our products. We have agreed to pay out of our working capital the expenses incurred in connection with the registration under the
Securities Act of 1933 of this offering by the Selling Shareholders, together with the expenses of causing the shares to be quoted on the OTCBB. We will incur substantial continuing costs as a reporting company under the United States securities laws. In the event we cannot generate operating revenues or raise additional funds through the sale of our common stock or some other method
(e.g., debt) sufficient to cover our expenses, we will have to discontinue operations.

7. WE MAY NEED ADDITIONAL CAPITAL IN ORDER TO MAINTAIN OUR CASH-FLOW
REQUIREMENT, ESPECIALLY IF WE HAVE UNDERESTIMATED THE COSTS OF DEVELOPING NEW
PRODUCTS IN EUROPE, OF DEVELOPING A MARKET FOR OUR PRODUCTS IN THE UNITED
STATES, AND OF BECOMING A REPORTING COMPANY UNDER THE UNITED STATES SECURITIES
LAWS.

     If we have incorrectly estimated the costs for establishing a client base or of obtaining a substantial volume of sales, we may expend significantly more funds than anticipated without expanding the business. We would then have insufficient cash flow, and we would have to seek additional funding, either in the form of debt or additional equity sales.

                                      -6-

Moreover, we could encounter costs not currently foreseen relating to the costs of developing a market for our products in the United States or in connection with becoming a reporting company under U.S. securities laws which would be required after this offering by the Selling Shareholders pursuant to this prospectus. If we were not able to develop such sources of additional funding, it would have a material adverse effect on the Company.

8. WE DEPEND UPON A FEW KEY CUSTOMERS IN A CONCENTRATED MARKET FOR MUCH OF OUR
BUSINESS, AND OUR SALES TO THEM ARE MADE PRINCIPALLY ON A SPOT BASIS RATHER THAN
UNDER LONG-TERM AGREEMENTS

     During 2003, our three largest customers accounted for 31% of our sales, and our five largest customers accounted for 42% of our sales. In the first nine months of 2004, our three largest customers accounted for 74% of our sales, and our five largest customers accounted for 85% of our sales. In almost all cases, we have no sales contracts with any of our customers; their purchases of our products are on a spot basis and we have no assurance they will purchase products from us again. (See "The Company - Principal Customers".) Because the
number of our customers is limited, an adverse change in, or termination of, our relationship with one or more of our customers could have a material adverse impact on our business and financial condition. In addition, we are not certain that we will be successful in obtaining customers in the future as planned through either the use of revenues from our sales or the use of funds raised from third party resources.

     Further, the funding currently available to us will only permit us to conduct business on a very limited scale. This is a consequence of our having to fund the manufacture of products when they are ordered and before being paid the sale price for them. Lines of credit and inventory financing have not to date been available to us. Thus we have been constrained to increase sales at a limited pace commensurate with our cash resources. We may therefore never generate enough revenues to market our GPS tracking products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

9. ALTHOUGH WE ARE ENGAGED IN PENDING NEGOTIATIONS FOR THE SUPPLY TO US OF GPS
HARDWARE ON WHICH WE PROGRAM OUR SOFTWARE, WE HAVE NO EFFECTIVE CONTRACT WHICH
ASSURES SUCH SUPPLY, AND OUR SOURCES FOR SUCH HARDWARE COULD REFUSE AT ANY TIME
TO SELL TO US

     We had purchased our GPS hardware from one manufacturer in Germany in the past under an exclusive distribution arrangement, but we have terminated our relationship with that manufacturer. (See "The Company - Suppliers".) At present, we purchase hardware from a number of manufacturers, but without any supply contract. We do not want to obligate ourselves to buy from a single supplier because we want the flexibility to choose the products of a group of suppliers. However, we recognize that in the absence of a supply contract, our sources for such hardware could refuse at any time to sell to us. Although we are presently negotiating to enter into supply agreements with other sources of
GPS hardware, we can give no assurance that we will be able to do so.

10. OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, AND IF WE FAIL TO
DEVELOP AND MARKET NEW TECHNOLOGIES RAPIDLY, WE MAY NOT BECOME PROFITABLE IN THE
FUTURE.

     The software industry in which we compete is characterized by rapid technological change that could render our existing products obsolete. The development of our product software entails significant technical and business risks. We can give no assurance that we will successfully use new technologies effectively or adapt our products to customer requirements or needs. If our management is unable, for technical, legal, financial, or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, we

                                       -7-

may never become profitable which may result in the loss of all or part of your investment.

11. WE COMPETE WITH MUCH LARGER COMPANIES

     The GPS tracking markets in which we are engaged are subject to vigorous competition. (See "The Company - Competition".) Our competitors include other companies manufacturing and developing GPS tracking technology, wholesale distributors and retail distribution companies, many of which are larger and have much greater financial and marketing resources than we do. To the extent that these competitors are able to introduce innovative products into the market and aggressively protect their existing market share through price reduction and providing other purchasing incentives to our targeted customers, our financial condition, results of operations and cash flows could be materially and adversely affected.

12. OUR OFFICERS HAVE OTHER SOURCES OF EMPLOYMENT AND DO NOT AT THIS TIME DEVOTE
FULL TIME TO THE AFFAIRS OF THE COMPANY

     Messrs. Marc Asselineau and Jean-Michel Gal, our chief executive and chief financial officers, respectively, have other employment activities. They do not currently devote full-time to our operations but only such amount of time as required. Although they believe they will be able to devote their full attention to the business of the Company when needed, it is possible that there may arise a conflict of interest in their providing the same management services to several companies. It is possible that the time they must spend on their duties to the other employers may delay our operations and may reduce our financial results because of the slow down in operations. Only Mr. Bernard Bouverot, our
Chief Technology Officer, is an officer employed full-time by the Company. (See
"Directors, Executive Officers and Significant Employees")

13. OUR MANAGEMENT HAS LIMITED EXPERIENCE IN THE DEVELOPMENT AND SALE OF
SOFTWARE USED IN GPS TRACKING DEVICES

     The majority of our officers has little experience in the development and sale of GPS tracking devices. It is critical to our commercial viability that
Messrs. Asselineau, Bouverot and Gal are able to use their past business experience to develop their commercial contacts, and succeed in the general salesmanship of our products to assure our ability to achieve a commercially viable market share of the GPS tracking business. A description of their past business experience is set forth under "Directors, Executive Officers and
Significant Employees" below. In the event they are not successful in supervising the development of competitive products and soliciting and maintaining a customer base for those products, the effects upon the Company would be material and adverse.

14. AT PRESENT, WE CONDUCT OUR BUSINESS IN THE EURO MARKET, AND THE CURRENCY
FLUCTUATIONS IN THE CONVERSION OF OUR FINANCIAL TRANSACTIONS INTO DOLLARS COULD
DISTORT OUR FINANCIAL RESULTS

     Although we are incorporated in the State of Florida and our executive office is located in New York, all of our business operations are presently conducted in Europe, principally in France. Our operating subsidiary currently records its transactions and prepares its financial statements in Euros. Its business operations are principally conducted in Euros. It also has incurred indebtedness in Euros. In periods when the dollar fluctuates against the Euro, its financial statements which are prepared in Euros may be materially distorted when converted into dollars. Fluctuations in the exchange rates affect the revenues and net income or losses reported, as well as the book value of our assets, the amount of our indebtedness and the amount of our shareholders equity. We do not hedge against currency rate fluctuations.

                                      -8-

15. THE ENFORCEMENT OF UNITED STATES SECURITIES LAWS AGAINST THE COMPANY AND ITS
MANAGEMENT COULD BE DIFFICULT

     Although we are a Florida corporation, all of the Company's assets and business operations are located outside of the United States. The Company's only presence in the United States is an office in Kingston, N.Y., and the residency of two of our officers. As a result, it may not be possible for investors to enforce judgments against the Company.

                             APPLICATION OF PROCEEDS

     We will not receive any money from the sales of shares by the Selling
Shareholders.

                                    DILUTION

     The offer by the Selling Shareholders of shares to the public will not cause any dilution in the common stock.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding ownership of STI common stock by the Selling Shareholders immediately prior to this offering, including the number of shares offered under this prospectus and any material relationship of such person with the Company or its affiliates in the past three years. Except as otherwise indicated, to our knowledge none of the Selling
Shareholders or their beneficial owners: (i) has had a material relationship with us other than as a shareholder at any time within the last three years; or
(ii) has ever been one of our officers or directors or an officer or director of an affiliate of us.

     Upon completion of the sale of all of the 1,142,351 shares offered, none of the Selling Shareholders will own any shares of common stock of STI. The number of outstanding shares of common stock on December 1, 2004 was 1,753,940 shares.

                                                                             SHARES
                                                     SHARES                 OFFERED          SHARES OWNED
                                                   OWNED BEFORE             BY THIS             AFTER
    SELLING SHAREHOLDERS                             OFFERING              PROSPECTUS         OFFERING
    --------------------                             --------              ----------         --------

Louis ALEXALINE                                        7,753                  7,753               0
Josette ANDRIVON                                       183                    183                 0
Pierre AURAND                                          5,471                  5,471               0
Jean-Baptiste BARBAZANGES                              3,540                  3,540               0
Gervais BASMAISON                                      3,000                  3,000               0
Andre BASTIDE                                          2,420                  2,420               0
Jean-Claude BATTIER                                    500                    500                 0
Clarisse BAYLE                                         1,049                  1,049               0
Catherine BAZZO                                        5,882                  5,882               0
Gilles BEAUCHAUD                                       2,420                  2,420               0
Alphonse BELLONTE                                      4,962                  4,962               0
Sylvie BENISON                                         1,223                  1,223               0

                                      -9-

Cyril BENOIT                                           492                    492                 0
Jean-Marc BERNIGAUD                                    14,400                 14,400              0

Suzanne BESSON                                         700                    700                 0
Bernard BOISSAT                                        300                    300                 0
J. BORG                                                1,624                  1,624               0
Julien BORROT                                          944                    944                 0
Monique BOUCHET                                        1,480                  1,480               0
Roger BOUCHET                                          100                    100                 0
Veronique BOUCHET                                      445                    445                 0
Alain BOUCHET                                          2,050                  2,050               0
Gilles BOUDAL                                          3,600                  3,600               0
Thierry BOUSQUET                                       1,210                  1,210               0
Michel BOUSSY                                          2,252                  2,252               0
Bruno BOYER                                            1,140                  1,140               0
J.J BOYER                                              5,000                  5,000               0
Josette BRIQUET                                        1,270                  1,270               0
BROWN BROTHERS HARRIMAN & CO. (1)                      6,800                  6,800               0
Claudine CANAL                                         1,835                  1,835               0
Stephane CANALI                                        1,870                  1,870               0
Luc CHABERT                                            3,964                  3,964               0
Bernard CHABRIER                                       7,800                  7,800               0
Frederic CHABRIER                                      3,964                  3,964               0
Ginette CHABRIER                                       5,429                  5,429               0
Serge CHAPUIS                                          1,270                  1,270               0
Monique CHARDON                                        628                    628                 0
Robert CHANTELOT                                       2,780                  2,780               0
Thierry CHOMETON                                       6,875                  6,875               0
Reber COLQUHOLIN                                       3,100                  3,100               0
Pierre COMBE                                           2,703                  2,703               0
Jean-Jacques COMBEMOREL                                14,577                 14,577              0
Jean-Claude COMBRIS                                    2,800                  2,800               0
Pascal CORREIA                                         1,225                  1,225               0
Georges CROCHON                                        5,564                  5,564               0
Chantal CROCOMBETTE                                    1,220                  1,220               0
Albert & Chantal CROCOMBETTE                           11,213                 11,213              0
Bruno CROZET                                           4,876                  4,876               0
Beatrice CUNNINGHAM                                    3,245                  3,245               0
Joseph DE CLERCQ                                       3,334                  3,334               0
Guy DE FROMENT                                         2,160                  2,160               0
Robert DE GREFF                                        3,821                  3,821               0
Hubert DECARRE                                         4,595                  4,595               0
Georges DECRIEM                                        1,370                  1,370               0
Vincent DECRIEM                                        922                    922                 0
Joel DEFRETIERE                                        7,320                  7,320               0
Hazel DEKKER                                           3,334                  3,334               0
Monique DELAIRE                                        3,964                  3,964               0
Thierry DELAMAIDE                                      700                    700                 0
Christophe DELPOUGET                                   4,167                  4,167               0

                                      -10-

Christophe DELPOUGET                                   2,260                  2,260               0
Bernard DERNE                                          1,270                  1,270               0
Jean-Pierre DESCHAMPS                                  1,000                  1,000               0
Philippe DESIAGE                                       646                    646                 0
Daniel DESIAGE                                         1,000                  1,000               0
Francine DESPLANQUES                                   8,735                  8,735               0
Daniel DESVIGNES                                       3,964                  3,964               0
Raymonde DIZIER                                        1,100                  1,100               0
DMI JOAILLERIE  (2)                                    45,502                 45,502              0
Jean & Gisele DOUARRE                                  540                    540                 0
Fabien DUBOISSET                                       400                    400                 0
Fabien & Severine DUBOISSET                            400                    400                 0
Jean-Pierre DUBOST                                     9,530                  9,530               0
Daniel DUMAS                                           6,084                  6,084               0
Henri DUPANIER                                         120                    120                 0
Charles DUPONT                                         746                    746                 0
Christophe DUTERTRE                                    760                    760                 0
Sylvain DUTOUYA                                        700                    700                 0
Patrick ETE                                            3,964                  3,964               0
Norbert ETIENNE                                        15,791                 15,791              0
FEDERATION ENSEMBLE (3)                                2,363                  2,363               0
Edouard FEL                                            18,513                 18,513              0
Paul FIRBAL                                            16,631                 16,631              0
Hughues FLACHE                                         1,035                  1,035               0
Thierry FORESTIER                                      1,230                  1,230               0
Aline FOURNIER                                         2,710                  2,710               0
Gerard & Marcelle FOURNIER                             1,891                  1,891               0
Hugo FRANSEN                                           4,950                  4,950               0
Albert GABORIEAU                                       16,232                 16,232              0
Dominique GALLARDO                                     650                    650                 0
Dm du Bois Dieu GASC Xavier                            6,667                  6,667               0
Roger & Odette GAY                                     300                    300                 0
Jean GIDON                                             9,147                  9,147               0
Jacques GIRAUD                                         600                    600                 0
J. GONCALVES                                           2,992                  2,992               0
Marie GOURSON                                          1,856                  1,856               0
Beatrice GOUTORBE                                      2,360                  2,360               0
H. GREEN                                               1,000                  1,000               0
Monique GRENERON                                       1,400                  1,400               0
Julien GRESILLON                                       2,740                  2,740               0
Patrice GROSJEAN                                       1,160                  1,160               0
Daniel GROUSSON                                        2,780                  2,780               0
Murielle GRUSSENMEYER                                  800                    800                 0
Philippe GRUSSENMEYER                                  1,880                  1,880               0
Daniel GUERIN                                          3,560                  3,560               0
Arlette GUICHON                                        839                    839                 0
Patrick GUILLIN                                        150                    150                 0
Eddy GUILMIN                                           7,000                  7,000               0
Patrice GYORI                                          1,765                  1,765               0
Hans GSELL                                             2,000                  2,000               0

                                      -11-

Cyril HAYOTTE                                          1,180                  1,180               0
Jean-Pierre HENON                                      4,048                  4,048               0
Maurice HENRIOT                                        200                    200                 0
Lawrence HIBSARD                                       2500                   2500                0
Francois HUGUET                                        630                    630                 0
Catherine IRLES                                        300                    300                 0
Jean-Claude IRLES                                      400                    400                 0
Herve JAMMES                                           845                    845                 0
Marie Louise JANSSENG                                  5,000                  5,000               0
Andre JARROUSSE                                        960                    960                 0
Dominique JAS                                          3,050                  3,050               0
Solange JAULIN                                         4,906                  4,906               0
Sabatou KABASSI                                        7,350                  7,350               0
KALGAR LTD (4)                                         14,970                 14,970              0
KK KELLER                                              4,969                  4,969               0
Thierry KLEPPER                                        3,636                  3,636               0
Marcelle KWIATROWSKI                                   1,120                  1,120               0
Dominique LABORDE                                      2,368                  2,368               0
Jean-Claude LABORIE                                    242                    242                 0
Georges LABROSSE                                       1,525                  1,525               0
Jean-Michel LACOMBE                                    1,365                  1,365               0
Koty LAMBERT                                           1,223                  1,223               0
Patrick LASCAUX                                        770                    770                 0
Alain & Marie.C LASSALLE                               3,964                  3,964               0
Francis LE BAS                                         3,964                  3,964               0
Nathalie LECLERC                                       2,816                  2,816               0
Christian LECOMTE                                      1,000                  1,000               0
Christphe LEMAIRE                                      3,220                  3,220               0
Philippe LESONGEUR                                     2,125                  2,125               0
Anne LETHE                                             2,276                  2,276               0
Dominique MARCONNET                                    3,120                  3,120               0
Christian MARTIN                                       800                    800                 0
Christian & Annie MARTIN                               12,680                 12,680              0
Marie Laure MASBOEUF                                   3,964                  3,964               0
Laurent MASSALOUX                                      943                    943                 0
Sebastien MASSALOUX                                    4,440                  4,440               0
Frederic MASSIOT (5)                                   6,960                  6,960               0
Herve MATHEVET                                         814                    814                 0
MATTHEWS MORRIS, Inc. (2)                              100,000                100,000             0
Jean-Michel MAUSSANG                                   2,817                  2,817               0
Philippe MENETEAU                                      1,000                  1,000               0
Philippe MENETEAU                                      125                    125                 0
Spero MENSAH                                           1,212                  1,212               0
Nelly MEUNIER                                          4,992                  4,992               0
Bruce MIALHE                                           2,688                  2,688               0
Pascal MIALHE                                          3,808                  3,808               0
Pascal & Simone MIALHE                                 1,812                  1,812               0
Simone MIALHE                                          1,120                  1,120               0
Pascal & Simone MIALHE                                 1,100                  1,100               0
Patrick MIGNON                                         1,898                  1,898               0

                                      -12-

Bernard MILLET                                         200                    200                 0
Marc MISSOTEN                                          3,500                  3,500               0
Sahlani MOHAMAD                                        10,828                 10,828              0
Salleh MOHAMAD                                         789                    789                 0
Paulette MONNOT                                        1,006                  1,006               0
Barbara MONTAILLER                                     282                    282                 0
Eric MULLER                                            2,300                  2,300               0
Saverio MUSCIO                                         1,545                  1545                0
Serge NICOLAS                                          3,970                  3,970               0
Suzanne OLLIEUX                                        5,000                  5,000               0
Pierre PAGNON                                          448                    448                 0
Cedric PARMENTIER                                      640                    640                 0
Oriane PAYERNI                                         1,234                  1,234               0
Patrimoine CONCORCET P.                                19,854                 19,854              0
Serge PELISSIER                                        1,826                  1,826               0
Pascal PERRUCHE                                        3,964                  3,964               0
Francios PIRAS                                         1,222                  1,222               0
Robert PIVIN                                           2,542                  2,542               0
Jacques PLANEIX                                        12,765                 12,765              0
Marcel PLANEIX                                         4,506                  4,506               0
Nicole PONTIGGA                                        840                    840                 0
Jean-Pierre POTIER                                     1,109                  1,109               0
Benoit POUPARD                                         8,179                  8,179               0
Emmanuel POUPON                                        900                    900                 0
Alain POUZIER                                          3,964                  3,964               0
Philippe PRIEUR                                        976                    976                 0
Jacques PROSPER                                        7,692                  7,692               0
Claude QUASTANA                                        1,812                  1,812               0
Claude RENAUD                                          11,480                 11,480              0
Gerard RENAUD                                          7,653                  7,653               0
Corporation Research Capital  (6)                      10,959                 10,959              0
Frederique RICHARD                                     2,354                  2,354               0
Pascal RINDERKNECH                                     1,540                  1,540               0
Jean-Paul RIVAT                                        2,800                  2,800               0
Isabelle RIVAT                                         5,520                  5,520               0
Joseph ROBERT                                          12,649                 12,649              0
Bernard ROCHE                                          1,660                  1,660               0
Francois ROCHE                                         2,250                  2,250               0
Marie-Claude ROLLET                                    1,720                  1,720               0
Pierre ROLLET                                          1,690                  1,690               0
Antoine ROSSI                                          1,250                  1,250               0
Rinaldo ROSSI                                          1,230                  1,230               0
Vilma ROSSI                                            1,131                  1,131               0
Claudine ROUX                                          3,964                  3,964               0
Jean-Pierre ROUX                                       3,964                  3,964               0
Guy ROY                                                2,120                  2,120               0
Jean-Pierre SABATIER                                   3,832                  3,832               0
Marc SALOMON                                           10,138                 10,138              0
Manuel SANDOVAL                                        5,480                  5,480               0
Rene SARGENT                                           2,856                  2,856               0

                                      -13-

SAS JACQUES COEUR                                      4,800                  4,800               0
Pierre SEGUIN                                          500                    500                 0
Florence SERGERE                                       369                    369                 0
Jean-Pierre SERGERE                                    2,449                  2,449               0
Karine SERGERE                                         369                    369                 0
Marc SERGERE                                           1,663                  1,663               0
Sylvain SERGERE                                        750                    750                 0
Damien SEYCHAL                                         656                    656                 0
Jean-Luc SEYCHAL                                       800                    800                 0
Jean SIGAUD                                            25,991                 25,991              0
Pierre SIGAUD                                          200                    200                 0
Prosper ou Josette SIGAUD                              3,300                  3,300               0
Pierre & Nathalie SIGAUD                               642                    642                 0
Jacqui SIMON                                           2,816                  2,816               0
Thierry SITBON                                         5,428                  5,428               0
Jean-Charles SOLFRINI                                  1,750                  1,750               0
Alain SOREAU                                           1,270                  1,270               0
Francoise SORMANI                                      2,478                  2,478               0
Colette SOUMAIRE                                       900                    900                 0
Roger SOZEDDE                                          3,964                  3,964               0
Don SILVANO                                            3,846                  3,846               0
Beatrice TATONI                                        909                    909                 0
Ong Kian THENG                                         5,000                  5,000               0
Amandine THEOLAIRE                                     1,210                  1,210               0
Nicole THEOLAIRE                                       1,300                  1,300               0
Joel & Nicole THEOLAIRE                                19,111                 19,111              0
Laurent THIVAT                                         2,233                  2,233               0
Christian TICHET                                       2,280                  2,280               0
Eloi TICHIT                                            4,507                  4,507               0
Gerard TITRE                                           1,200                  1,200               0
Jean-Pierre TIXIER                                     2,512                  2,512               0
Adolph TONY                                            5,826                  5,826               0
Jacques TOULOUSE                                       45,600                 45,600              0
Nadine TOULOUSE                                        10,800                 10,800              0
Andre TOURETTE                                         3,720                  3,720               0
Joseph TREBUCHON                                       11,037                 11,037              0
Raymond TREBUCHON                                      22,536                 22,536              0
Stephane TRIQUET                                       1,114                  1,114               0
K TSATSARONIS                                          2,080                  2,080               0
Georges VACHON                                         2,740                  2,740               0
Gilles VALCOURT                                        4,064                  4,064               0
Laurent VALCOURT                                       7,566                  7,566               0
Simone VALCOURT                                        3,846                  3,846               0
Alain VALLANCHON                                       585                    585                 0
Jean-Luc VALLANCHON                                    765                    765                 0
Cedric VALLAUDE                                        524                    524                 0
Roger VAN DE MAELE                                     5,000                  5,000               0
Bernard VAUSSENAT                                      500                    500                 0
Thierry VENIAT                                         375                    375                 0
Yannick VENIAT                                         2,366                  2,366               0

                                      -14-

Yves VENIAT                                            600                    600                 0
Yves & Martine VENIAT                                  1,370                  1,370               0
Robby VERMEESCH                                        6,667                  6,667               0
Bruno VIROULET                                         6,455                  6,455               0
Frederic VIRRION                                       1,000                  1,000               0
Stephane VIVIER                                        3,720                  3,720               0
Eric WARIN                                             1,667                  1,667               0
Brigitte WEIS                                          2,260                  2,260               0
Patrick WITZ                                           2,780                  2,780               0
Manuelles ZAWALL                                       730                    730                 0
Alain ZORIAN                                           10,959                 10,959              0

-------

(1) Located at 140 Broadway, New York, N.Y., the holder is an investment banking partnership, and the shares are held for the benefit of Mr. Nadir Sheraft.

(2) Mr. Christophe Giovanetti is a controlling person of DMI Joaillerie, a business engaged in the conception, design and wholesale distribution of jewelry, which is located at 95 rue la Boetie,75008 Paris FRANCE. Mr. Giovanetti
is also the controlling person of Matthews Morris Inc., an investment banking and financial consulting firm, located at 277 Royal Poinciana Way #233, Palm
Beach. FL 33480. The aggregate number of shares owned by entities controlled by
Mr. Giovanetti is 145,402 shares, or 8.3% of the outstanding shares, all of which are offered under this prospectus. (Also, see "Related Transactions"
below.)

(3) Located at 19 Route de Limoges, 63870 Orcines, France, the holder is a not-for-profit company controlled by one Mrs. Tixier.

(4) Located at 26 Alcharizi, 91242 Jerusalem, Israel, the holder is controlled by and the shares held for the benefit of Mr. Marcus Khon.

(5) Mr. Frederic Massiot has since May 2, 2003 been the Technical Sales Vice
President of Irisio, located at 5 rue du Chevalier Saint Georges, 75008 Paris,
France

(6) Located at 1055 Dunsmuir St Ste 964, VTX 1 L4 Vancouver BC Canada, the
holder is an investment banking company, and the shares held for the benefit of
Mr. Christian Roure.

                              PLAN OF DISTRIBUTION

     These shares may be sold by the Selling Shareholders or their successors in interest after the registration statement filed with the Securities and Exchange
Commission relating to their offer and sale is effective. The Selling
Shareholders are offering a percentage of shares equal to 65.1% of the current issued and outstanding common stock.

     The Selling Shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. These shares may be sold by the Selling Shareholders in one or more transactions at prices and on terms then prevailing, or at prices related to the then current market price, or in negotiated transactions. We estimate that the Selling Shareholders will offer the shares at a price of $5.00 per share until such time as a public trading market has developed. We intend to work with market makers to cause the shares to be quoted on the OTCBB, but there can be no assurance that any market maker will agree to file the necessary documents with the National Association of
Securities Dealers,

                                      -15-

which operates the OTCBB. Nor can we give any assurance that such an application for quotation will be approved or that a regular trading market will develop or that, if developed, it will be sustained.

     The shares may be sold in one or more of the following:

     o   an underwritten offering;

     o   a "block" trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o   purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

     o   ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders and, if they act as agent for the purchaser, from such purchaser. These commissions may be negotiated and in excess of customary rates. Such brokers or dealers, and any other participating brokers or dealers, and the Selling Shareholders might be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any shares covered by this prospectus which qualify for sale under Rule 144 may be sold under Rule 144 rather than under this prospectus.

     If a Selling Shareholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer as principal, a supplemental prospectus will be filed:

     o   the name of each Selling Shareholder and of the participating broker-dealer(s);

     o   the number of shares involved;

     o   the price at which such shares were sold;

     o   the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

     o   other facts material to the transaction.

     Selling Shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection such sales. The aggregate proceeds to the Selling Shareholders from the sale of the shares will be the purchase price of their STI common stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The Selling Shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be
"underwriters" within the meaning of the Act, and any profit from the sale of shares by them and any commissions received by any such dealers or agents might be

                                      -16-

deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licensed brokers or dealer. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or any exemption from such registration or qualification requirement is available and the sale is made in compliance with these requirements.

     We have agreed to pay out of our working capital the expenses incurred in connection with the registration under the Securities Act of 1933 of this offering by the Selling Shareholders, together with the expenses of causing the shares to be quoted on the OTCBB. We estimate these will total approximately
$186,000.

                           FORWARD-LOOKING STATEMENTS

     This document, including exhibits, as well as any press releases and oral statements made by our management in their presentations about the Company, contains "forward-looking statements" regarding the Company's future performance and financial condition. "Forward-looking statements" are defined in the Private
Securities Litigation Reform Act of 1995 and include statements which give management's views on the future of the Company, the industry in which it operates and the economic conditions surrounding it.

     These forward-looking statements are based on our management's current views, projections and assumptions concerning the future, and include words such as "expects," "anticipates," "intends," "estimates," "believes" and similar expressions. No one should construe such statements as guaranties of the future performance of the Company. All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond the Company's control, which could cause actual results to differ materially from those expressed or implied in the statements. Among those risks and uncertainties are the matters described in "Risk Factors" in this prospectus, as updated from time to time in our subsequent filings with the Securities and Exchange Commission.

     These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.

     The Company specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

                                   THE COMPANY

HISTORY AND DEVELOPMENT

     STI was incorporated in Florida on May 14, 2001. In 2003, it acquired all of the shares of Irisio, a French limited liability company which had been formed in 2001. Irisio was commencing operations at the time, engaged in the business of developing software designed to customer specifications to enable the tracking of vehicles, personnel and merchandise by

                                      -17-

means of the existing Global Positioning System ("GPS"). As explained further below, the GPS system is a constellation of 24 orbiting earth satellites, which provides navigation and geographic data through radio signals to military and civilian users worldwide.

     In 2003, we booked sales totalling $170,235. During the first nine months of 2004, our sales totalled $363,696, in October through December 2004 we booked additional sales of $475,635, and total revenues for 2004 is 839,331. All of our sales were made to customers in France.

     At present, we are commencing marketing efforts in the United States. We are planning to initiate the first trials in the U.S. market with
U.S.-compatible equipment in the month of January 2005, with a goal to initiate commercial activities there by the second half of 2005. With that in view, we have opened an office in the Kingston, N.Y. that includes office space, a conference room, logistical support and secretarial service. We believe that this new office space will be sufficient to satisfy STI's need during the initial commercial launch and until the beginning of 2006.

FUNDING OF THE COMPANY

     Since its organization in 2001, the principal source of capital for the
Company has been the issuance and sales of shares of its common stock to investors in France. These shares have been issued from time to time to non-U.S.
persons in offshore transactions which were exempt from registration under the securities laws of the United States.

     In return for shares, founders of the Company and their affiliates rendered investor relations services, primarily by locating potential investors in
Central France for shares of common stock of the Company. We understand that some investors thereupon informed members of their own families and investment clubs of investments they had made, and other persons consequently invested in the Company, thereby resulting in a fairly large existing number of shareholders, all of which are non-U.S. persons. This process of fundraising has thus been an ongoing process and has continued to occur offshore, principally central France, to non-U.S. persons, all of whom presently hold restricted securities.

     The Company sold 40,029 shares of its common stock to one investing entity in June 2001 for $1.00 per share and during the balance of that year, sold an additional 134,971 shares to 31 offshore investors at $2.50 per share. In
January and February 2002, the Company sold 98,226 shares to 26 investors at
$3.00 per share, and in the last six months of that year, sold an additional
14,706 shares to 22 investors at $5.00 per share. In 2003, the Company sold
145,842 shares in transactions to 62 investors at $5.00 per share per share.
During 2004, the Company sold 345,910 shares to 96 investors at approximately
$5.00 per share. All of such transactions took place offshore and none of such investors was a U.S. person.

     In addition to issuing shares to raise capital, the Company has obtained the services of other persons and entities for shares.

     At the time of organization of the Company, the founders received 815,775 shares in May 2001 as follows. Marc Asselineau received 600,000 shares as the principal founder, for which he organized the corporation, prepared its constituent documents, assisted in drawing up

                                      -18-

the business plans, and inaugurating its operations. The shares were taken at their par value for a total of $60. Christophe Giovanetti, another founder, controlled Matthews Morris Inc, an investment banking and financial consulting firm, and DMI Joaillerie, a company specializing in the conception, design and wholesale distribution of jewelry,. These two companies undertook the setting up of a strategy for utilizing GPS technology in various novel uses, including inserting it in jewelry and toys in order to track the locations of children, the elderly and other individuals. These companies each received 100,000 shares for their services, also taken at their par value of $0.0001 per share. Messrs
Raymond Trebuchon and Eloi Tichit, also founders of the Company, received a total of 15,775 shares for promoting the Company to potential investors, valued at their par value of $0.0001 per share. At the time, par value was considered to be fair in view of the fact that there was no market for the shares and no business being conducted by the Company.

     In November and December 2001, the Company issued an additional 36,237 shares to Messrs Raymond Trebuchon, Joseph Trebuchon, Philippe Notton, Paul
Firbal and Etienne Norbert in France for investor relations services they rendered. Those shares were valued at $2.50 per share for a total of $90,593. In
January and February 2002, the Company issued 8,519 shares to Messrs Joseph
Robert and Daniel Guerin in France for investor relations services at an average price of $2.60 per share for a total of $24,749. In March 2002, the Company issued 2,780 shares for investor relations services to Michael Zimberg at a price of $2.50 per share. In 2003 the Company issued 46,573 shares for investor relations services in France at $5.00 per share. In 2004 the Company issued
57,412 shares for investor relations services in France at $5.11 per share.
These investor relations services were primarily rendered in connection with locating potential investors in the Company in the central region of France. We believe the Company could not afford the services which were rendered if they had to be paid for in cash.

     In March 2003, the Company purchased Irisio for 6,960 shares of common stock valued at $5.00 per share for a total of $30,000. The shares were issued to Mr. Frederic Massiot, the owner of Irisio, who is now the Technical Sales
Vice President of Irisio.

     All of the aforesaid shares were restricted securities and, except for the
600,000 shares owned by Marc Asselineau, are included in the shares covered by this prospectus. The expansion of our business is dependent upon our continuing to raise capital by selling our shares in France. (See "The Company - Funding of the Company" below.) Such growth needs the cash flow produced by such sales. At present, we estimate that we will have sufficient working capital to maintain our present business operations for the next twelve months, but we will have to raise additional capital of approximately $1,500,000 in order to be able to expand the business more quickly. The Company proposes to continue to issue shares to non-U.S. persons in offshore transactions and subsequently use its best efforts to register under the Securities Act of 1933 the resale of such shares to U.S. persons. The funds obtained by the Company from such offshore sales will be used in the expansion of the Company's business.

BUSINESS OVERVIEW

     GPS is a worldwide radio-navigation system consisting of a constellation of orbiting satellites that provides navigation and geographic data to military and civilian users all over the world. The GPS constellation is designed and operated as a 24-satellite system. Each of these satellites is a reference point used to calculate positions on earth to within a few feet. The system is operated and controlled by an element of the U.S. Air Force. With the proper

                                      -19-

equipment, users can receive signals from the system to calculate time, location and velocity. Receivers have been developed for use in aircraft, ships and land vehicles, as well as for hand carrying. GPS tracking technology allows the monitoring of an object as it moves from one location to another. The theory underlying the system is simple: a device contains a GPS transceiver that (a)
receives location information from the GPS satellites orbiting the earth, and
(b) transmits it, via radio or cellular technology, to a receiving station which may be either at home or at a remote monitoring station. Therefore, in order to have full tracking capabilities, any tracking device must combine GPS technology and cellular phone technology.

     GPS tracking devices can only be effective and commercially successful with software that processes and interprets the information received by the GPS hardware unit. The Company develops to the customer's specifications software which adapts current GPS technology to the need of the marketplace to track vehicles, personnel and goods.

     We utilize as the building blocks of our product line a combination of two common technologies: GPS and cellular telephone, to which is added software to a programmable chip that also provides the ability to trigger an alarm in the event of "anomalies" with the parameters programmed by the user. The software allows the customer to tailor the use of the tracking device to its own specific needs. This results in a versatile GPS device that expands upon the tracking-only function that is in current use in the marketplace. The software that governs the management of our products and services was developed by
Irisio. Our entire product line and services utilizes the same basic
GPS/cellular phone technology. The only differences are in the packaging and in the versatility and service permutations in the software package. All of our products include GPS and phone modules, software for the programmable chip, a charger and batteries. In addition, our stand-alone units are equipped with a powerful built-in antenna for maximum detection, and our vehicle mounted units have an antenna which is separate and hidden.

     Our underlying business premise is that it is the customer who is best aware of what its specific needs are. Contrary to current market practice, we therefore do not sell the products or the services of an alarm company but rather sell products built specifically to the needs of each customer. We believe that the market for our system is vast, and responds to basic security and protection concerns determined by individual needs.

     We have determined our markets of choice and our price ranges in relation to these markets. Eventually, of course, our target markets may be modified and expanded with advances in technology and cost reductions. We recognize that our initial price ranges will limit the appeal of our products in the mass market of end-users, but over time the cost of the technologies involved in our process may be reduced drastically, thereby expanding the potential market base.

     We believe our products will appeal most to customers whose requirements are directed to the protection and security of:

     o   the lone worker

     o   the elderly and the handicapped

     o   private vehicles

     o   trucks, busses and other commercial vehicles

     o   motorcycles

     o   cargo and merchandise

                                      -20-

PRODUCTS

     The principal products which we are currently selling are the I-Per and the
I-Track. The two products utilize the same combination of technologies, the GPS and the cell phone technologies, as well as a memory card to store information.
These two products are designed for different markets. The I-Per is intended for tracking and locating personnel and requires the user to carry the device as he would a portable phone with a rechargeable battery. The I-Track is intended for the protection and the management of vehicles and is installed permanently in the vehicle by connection to its battery. We also propose to introduce the I-Loc at the beginning of 2005 to track goods and merchandise.

     The I-Per is designed for tracking and locating personnel. The I-Per is a small self-contained unit, approximately the size of a traditional cellular phone. A charge on the battery lasts 30 hours on average and the charging time is 2.5 hours. The I-Per has a chip which can be remotely programmed from a broadband computer that makes a cell phone connection with the I-Per from any distant or remote location. Once the I-Per is programmed, the I-Per enables all functions; however, the user always has the ability to change the instructions of the program inside the I-Per chip from the computer in order to react to changing circumstances and needs. Tracking of the I-Per by GPS is performed continuously approximately every 30 seconds. Thus the I-Per has the ability to memorize the last 500 positions and establish the frequency of point tracking.
This means that if, for instance, the user programs the chip to point-track every minute, the itinerary taken by the I-Per can be known for the last 500 locations over the last 250 minutes. If the device has been programmed to give an alarm if its itinerary goes beyond a defined zone, any deviation from the programmed zone triggers an alarm communicated to the user via the GPS line.
Additionally, the location of the I-Per at the time the alarm is set-off appears on an Internet map at the computer and is also communicated by SMS text message on the telephone display of the user. Our sales price for the I-Per is approximately (euro)1,150 ($1,500).

     The I-Track is designed for locating and tracking vehicles. The I-Track is a small self-contained unit, approximately the size of a traditional cellular phone. The I-Track has a chip which can be remotely programmed from a broadband computer that makes a cell phone connection with the I-Per from any distant or remote location.. Once the programming of its instructions is complete, the user sends all information at once and the computer returns a confirmation of satisfactory completion message. One of the options offered is a personal digital assistant (PDA) navigator, which is supplied to us by Bosch (Blaupunkt)
of Germany. This option furnishes the location information directly to the driver of the vehicle, thus assisting him to find his way in unfamiliar locales.
Our sales price for the I-Track is approximately (euro)850 ($1,100).

     Irisio owns its own server (a computer with information storage capacity and built-in software capabilities) used for the management of the I-Per. This is a new model server, which is branded the Phenix Server, and is now finalized for commercial use. We currently operate it in parallel with a server we borrow from Mobiloc for the management of the I-Track. The parallel operation will stop in January, 2005 at which time our Phenix Server will cover the entire management of I-Per and I-Track. Until then, the I-Track will remain hosted on the Mobiloc server, pursuant to an informal arrangement with France Telecom.

                                      -21-

     In the early part of 2005, we contemplate introducing a new product, the
I-Loc, which is intended to track goods and merchandise. We intend to purchase the hardware module from the Swiss company, Mobi-Click, but have no supply contract with it.. The I-Loc will offer characteristics similar to the I-Per, except for its smaller size and the battery that will have up to one month of charge time. We believe the device, which can be easily hidden, will prove to be well-suited to track goods and merchandise.

     In addition to the foregoing, we have developed several software products for the management of certain information, such as the working order of mechanical parts, specific equipment dysfunctions, route organization, billing, etc. These features are intended to be time and money saving devices for the user. These software products include:

(i) the Phenix Navigator, a program which is totally remotely programmable and is displayed on a personal digital assistant (PDA). This program has been developed in cooperation with PTV Online, a French company, that specializes in mapping technology. The cooperation agreement between Irisio and PTV Online provides that the software developed for Irisio in cooperation with PTV is owned by Irisio, and that the Map & Guide trademark of PTV can be utilized by Irisio for an initial period through November 2, 2006.

(ii) the Phenix Navigator Link is a service that is accessible by subscription over the Internet. It permits the design of routes and the direct dispatch of the drivers by remotely programming the navigators (Phenix Navigator or
Blaupunkt)

(iii) the Phenix Can Bus Infrastructure is a new service hardware device available as an option for the I-Track, which allows the transmission of vehicle technical data. With this option various sensors are connected from the engine to the I-Track ports and provide information about the vehicle's operation, such as the mileage, gear ratio, state of its automatic brake system, and alarms.

COMPARATIVE SALES ANALYSIS

     During the first nine months of 2004, we have sold 440 tracking devices together with associated services, of which 350 were I-Tracks and 90 were
I-Pers. In comparison, in 2003 we sold a total of 6 tracking devices together with associated services, all of which were I-Pers.

     In 2003, we booked sales totalling $170,235. This amount represented revenues derived from sales of I-Pers together with associated services, and also from the designing of tracking and walkie-talkie systems using various other tracking hardware, which is an area of business we ceased engaging in before year-end. During the first nine months of 2004, our sales totaled
$363,696, in October through December 2004 we booked additional sales of
$475,635, and total revenues for 2004 is $839,331.

     All sales to date were made to customers in France.

RESEARCH AND DEVELOPMENT

     We have recently moved into our own Research and Development Center in
Lyon, France. Our research and development activities are lead by two research engineers employed

                                      -22-

by us in France and by two to four software engineers, who have been engaged on full-time basis by us as independent contractors. In addition to the engineers that we employ, we utilize the services of specialized software companies, such as PTV Online, with which we have jointly developed under contract part of the
Phenix server as it relates to the mapping portion of our software, Apexpert, which we have retained on a case-by-case basis to develop the server engine,
Soprane SA, which we have hired under contract for integration work, and formerly GapAG, with which we have worked on software interface between the server and the tracking units. All software that is developed is entirely owned by Irisio.

     We spent approximately $114,000 on research and development in 2003 and
$383,000 during the first nine months of 2004, all of which was company sponsored. Our software R&D effort has primarily focused on adapting the current
GPS technology to the needs of the marketplace. This area of technology is fast-moving. GPS tracking systems can only be effective and commercially successful with software that processes and interprets information received from the GPS hardware unit. Our working software was developed by Irisio and is continually upgraded at our research and development center. The on-going software development is geared to the evolution of client requirements, so that we may quickly respond as a result of the flexible structure of our software platform.

     Our software allows us to connect to several providers of hardware, thereby giving us the flexibility to choose between suppliers. One of our research objectives is to continually research developments in the hardware market in order to identify new hardware suppliers.

COMPETITION

     The GPS market encompasses navigation, communications and information products. It is highly competitive. We believe that the principal competition for our products can come from the current producers of GPS-enabled product lines. These include Garmin, Ltd. Thales Navigation, Inc., Lowrance Electronics
Inc., Cobra Electronics Corporation, Raymarine Ltd., Furuno Electronic Company,
the Standard Horizon Division of Yaesu Co. Ltd., Navman Ltd. and Simrad AS. Our
competition also includes current producers of automotive product lines such as the On-Star Division of General Motors Corporation.

     Almost all of our competitors are established businesses that have much larger existing customer bases, substantially greater financial and marketing resources than we have. In order to fend off competition, we must continually improve our software performance, extend its applicability to the largest possible number of existing hardware tracking devices and try and address market requirements ahead of our competitors.

PRINCIPAL CUSTOMERS

     During 2003, our three largest customers accounted for 31% of our sales, and our five largest customers accounted for 42% of our sales. In the first nine months of 2004, our three largest customers accounted for 74% of our sales, and our five largest customers accounted for 85% of our sales. Our principal customers include Mobiloc (29% of sales in 2004), Force Bureautique, Camus
Telecom, and Telem Telesurveillance.

     In almost all cases, we have no sales contracts with any of our customers.
Their purchases of our products are on a spot basis and we have no assurance they will purchase

                                      -23-

products from us again. Because the number of our customers is limited, an adverse change in, or termination of, our relationship with one or more of our customers could have a material adverse impact on our business and financial condition.

SUPPLIERS

     The hardware we require to program with our software generally available and there are many sources of supply. When we commenced doing business, we purchased our hardware requirements from one German company. However, we now purchase the hardware for the I-Per and I-Track products from Epsa GmbH, the supplier of that German company. It delivers to us unbranded devices which we resell under the I-Track and I-Per brand names. We have filed applications for trademark protection with the INPI (Institut National de la Propriete
Industrielle), which is the French public agency for trademark and patent protection, for such names and the registration is pending.

     We also purchase from a Swiss company, Mobi-Click AG, a new hardware product, the I-Loc, which offers capacity similar to the I-Per, although with less tracking precision. That product, which is considerably cheaper than the
I-Per, addresses a different market segment than the I-Per. In addition,
Mobi-Click is currently working on a new version of the I-Loc, which we will market under our brand name, I-Per 2, starting in early 2005. This new unit will be 20 to 25% less expensive to buy than the current I-Loc.

     We purchase from PTV Online, a French company, the components of our Phenix
Navigator software as well as a mapping program for the French territory, under the brand name "Map & Guide", for which we have the marketing authorization under a pending contract between PTV Online and Irisio. PTV Online will also provide the mapping software for other European countries and the U.S. when we require it, but we have not yet contracted for it.

     With respect to pending diversification in our hardware suppliers, we are currently in negotiations with the French company, Adetel, for the manufacture of our I-Per and I-Track products, with an intended commencement date in the second half of 2005.

     With a view to entering the United States market in early 2005, we are in the process of testing hardware units designed for that market. The hardware would be supplied by a Canadian company, Webtech, located in Vancouver. The equipment is comparable to the I-Track, while at the same time being compatible with the US mobile phone standards. After the completion of current testing by
Irisio in France, we will receive several units for testing in the US market by
January 2005.

PROPERTIES

     Our principal place of business is located at 5 rue du Chevalier Saint
Georges, 75008 Paris, France, under a 3-year renewable lease expiring in 2007.
This is a 1,000 square foot office facility located in Paris. The $84,000 annual rent covers office equipment, phone lines and secretarial assistance. See
"Related Transactions" below.

     In addition, Irisio maintains an office and warehouse of 180 square feet located at Domaine de Fromenteau F-91470, Pecqueuse, France, under a 3 year lease expiring March 2005. The annual rent is $4,750.

                                      -24-

     Our research and development facility is located at Porte du grand Lyon, ZA du Champ du Perrier, 01700 Neyron, France. It covers approximately 1600 square feet under a 1 year renewable lease expiring August 2005. The annual rent is
$20,000.

     In preparation for our commencing activities in the United States, we have opened an office located at 682 Aaron Court, Building #6, Kingston, N.Y. 12401,
under a 2 year lease expiring 2006. The annual rent is $1,200.

EMPLOYEES

     At present, we have a total of eight persons employed by the Company.
Except for Messrs. Asselineau and Gal, our chief executive and chief financial officers, all are located in France. The six employees in France are engaged in production and research and development. In addition, we engage the services of six sales agents, who work on a commission basis.

     We have employment agreements with six of our employees. This includes an evergreen contract with Bernard Bouverot, our Chief Technology Officer, and an evergreen employment agreement with Mr. Massiot (see "Directors, Executive
Officers and Significant Employees - Compensation" below), from whom STI purchased Irisio in 2003. Mr. Massiot is the Technical Sales Vice President of
Irisio. A letter of intent for an employment agreement of Mr. Jean-Michel Gal, our Chief Financial Officer, has been extended and an employment agreement would be entered into upon commencement of U.S. operations, which is expected to be in early 2005.

     We presently hold no key-man life insurance on any employee, and have granted no stock options to any employee, but contemplate granting options in the future when the Company has become more established.

MARKETING AND DISTRIBUTION

     Our French subsidiary, Irisio, has focused its marketing activities to date primarily on the French market. It has initiated some marketing contacts in
Spain and Belgium, but these are not material at present. To date, all of our sales have been in France. However, the Company is commencing a marketing effort in the United States and has established offices in Kingston, N.Y. for that purpose. In 2003 and in the first nine months of 2004, we had no material expenditures for marketing, including advertising and promotion. In the future, we intend to invest in advertising and promotion when we believe economic circumstances warrant such an effort.

     At present, direct sales are made through our commission-based agents. The commission-based agents are responsible for direct sales. Our officers and employees are responsible for developing sales to distributors. We have not engaged any marketing consultants yet, but we intend to do so when we believe economic circumstances warrant such an effort in the future.

     Our marketing strategy has generally been to establish distributorship arrangements for selling to the mass market of end users and to utilize direct marketing to what we hope will be

                                      -25-

our large corporate accounts. At present, our distributors are established companies with existing marketing and distribution structures in the tracking and security business. We seek distributors which offer wide potential, and which will enter into short-term, renewable distribution arrangements with us.
This reflects the decision of Irisio to refrain from committing itself on a long-term basis or entering exclusive contracts in order to be as flexible as possible and to develop direct sales over time and thereby by-pass distributorship arrangements. Among the distributors we currently work with are
Mobiloc, a subsidiary of France Telecom, Onet, one of the largest security companies in Europe, Telem, and Eaf, all of which are French distribution companies. Since distributors for the most part purchase equipment and services for their own account from Irisio prior to re-selling to end-users, we include them in the list of Irisio's clients.

     On the basis of our experience, we believe the large commercial accounts may eventually be our most lucrative market. We do not have to incur disproportionately high marketing and promotional expenses and can thereby save money and manpower. Mass marketing programs require substantial marketing and promotional costs, including a large sales force covering a wide territory and many distribution outlets as well as large inventory outlays to service a widely dispersed customer base. As a result therefore, our primary marketing effort is principally targeted to a few national or large regional distributors or large house accounts, thereby requiring fewer personnel and expenses than a mass-market effort would entail.

     Our standard policy is to charge royalties for the services we render on the service contracts between the distributors and their clients as well as to provide systems maintenance and upgrades. We levy a 40% royalty on the gross amount of service fees collected from the distributors' clients. This amounts to revenues of between $8 and $10 per client per month.

     We maintain websites which describe the products and services we offer and the terms and conditions of sale. To date, we have not been able to determine if these are material to our business operations.

TRADEMARKS, COPYRIGHTS AND PATENTS

     We do not own any patents. Our software is proprietary, but unable to be patented under applicable law. The lack of patent protection could have a material detrimental affect on the value of our software, as others may reproduce it and compete with the Company with a similar product.

     As stated above, we have filed for trademark protection with the INPI
(Institut National de la Propriete Industrielle) for the brand names of our products, I-Per and I-Track Irisio, as well as for I-Lock, Phenix Navigator and
Phenix Link. Our application is pending.

GOVERNMENT REGULATION

     The manufacture and marketing of the GPS devices we sell are not subject to specific governmental laws or regulations in the jurisdictions in which we do business.

                                      -26-

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     At December 1, 2004, our directors, executive officers and significant employees were as set forth in the following table. All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Our officers are elected by the Board and serve until the annual meeting of the Board of Directors and until their successors have been elected and qualify.

NAME                    AGE          POSITION
Marc Asselineau         48           President and Director, since October, 2001

Bernard Bouverot        39           Chief Technology Officer, Secretary and
                                     Director, since February  2003

Jean Michel Gal         58           Chief Financial Officer and Director, since
                                     December 2002

Frederic Massiot        39           Technical Sales Vice President of Irisio,
                                     since May, 2003

MARC ASSELINEAU- Mr. Asselineau was a founder of STI in 2001 and has served STI as Chief Executive Officer and a Director since that time, as well as non-executive Managing Director of the Supervisory Board of Irisio since its acquisition by STI. He has served as a marketing consultant at a newly-formed company, OOJOB America, which is engaged in behavioral and professional assessments, since 2003. Prior to that time, he served as consultant to
Finbucorp, Inc., a company specializing in medical software, between 1999 and
2002, and as a director and consultant to Patient Online, Inc., a company specializing in electronic medical records, between 2000 and 2001. Mr.
Asselineau graduated from the University of Aix-en-Provence in France, legal section in 1977-78.

BERNARD BOUVEROT- Mr. Bouverot has served as Chief Technology Officer, Secretary and a Director of STI since February 2003, and as General Manager of Irisio since January, 2004. He is also the President and Chief Executive Officer of
Poseidis S.A., a French company presently engaged in water treatment processes.
Prior to joining STI, Mr. Bouverot was employed as a consultant at Matthew
Morris, Inc., a company engaged in commercial and financial consulting, between
October 2002 and January 2003 (see "Related Transactions" above). Prior to that,
Mr. Bouverot was the Director of Development of CEFCA-Blue Industries, a French
company engaged in water treatment in less developed countries, between August
2001 and September 2002. Prior to that, Mr. Bouverot was the President and Chief
Executive Officer of Smart It, S.A., a company specializing in smart cards, from
1998 to July 2001. Mr. Bouverot has an engineering degree from Ecole des Arts et
Metiers and a DESS (graduate business degree) in Finance from Dauphine, France.

JEAN-MICHEL GAL- Mr. Gal has served as Chief Financial Officer and a Director of
STI since October 2002. He has served as a marketing consultant at OOJOB
America, a company engaged in behavioral and professional assessments, since
2003. Mr. Gal served as a director and consultant to Patient Online, Inc., a, between 2000 and 2002 and also as a consultant to

                                      -27-

Wall Street Systems, Inc., a software company specializing in fixed income and foreign exchange products, between 2000 and 2001. Prior to that date, Mr. Gal served as acting Chief Financial Officer of Madison Pharmacy, Inc., a company specializing in hormone replacement therapy, between 1999 and 2001. Mr. Gal has an MBA from Columbia University and a law degree and diploma from the "Institut
d'Etudes Politiques" in Paris.

FREDERIC MASSIOT- Frederic Massiot has served as the Technical Sales Vice
President of Irisio since May 2003. From April 2001 until May 2003, he was owner and manager of Irisio. Prior to April 2001, Mr. Massiot was in charge of exports at GScom, a French company specializing in radio communications. Mr. Massiot has a professional degree in electronics. None of such persons is related to one another.

COMPENSATION Our directors do not receive compensation for acting as directors.
During our last fiscal year, 2003, our officers and directors received compensation as follows:

                                          CAPACITIES IN WHICH
NAME OF INDIVIDUAL OR GROUP               COMPENSATION WAS RECEIVED              AGGREGATE COMPENSATION
---------------------------               -------------------------              ----------------------

Marc Asselineau                           Chief Executive Officer                $37,000
Bernard Bouverot                          Chief Technology Officer               $48,000
Jean-Michel Gal                           Chief Financial Officer                $37,000
All officers and directors as a group                                            $122,000
(3 persons)

     Messrs. Marc Asselineau and Jean-Michel Gal, our chief executive and chief financial officers, respectively, do not currently devote full-time to our operations but only such amount of time as required. They each currently receive
$4,000 per month for their services ($48,000 annually), from which they pay the expenses incurred by them in connection with working for the Company. We anticipate that their obligations will become full-time when the Company's sales activities in the United States have developed and their continuous efforts are required. Mr. Gal has received a letter of intent from the Company that specifies that, upon the start of commercial operations in the U.S., he will receive an employment contract that will include salary, benefits and stock options.

     Mr. Bernard Bouverot, our Chief Technology Officer, was the only officer or director and Mr. Frederic Massiot, the Technical Sales Vice President of Irisio
and a significant employee, are employed full-time by the Company pursuant to employment agreements. Mr. Bouverot is employed under an evergreen contract dated January 8, 2004 at an annual salary of (euro)70,000. Mr. Massiot is employed by Irisio under a two-year contract dated May 2, 2003 at an annual salary of (euro)48,000.

     We do not provide officers or other employees with pension, stock appreciation rights, option or other plans but have the intention of implementing such plans in the future.

     We have not granted any stock options to any employee of the Company, but we intend to adopt a restricted employee stock option plan at some time in the future. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least
85% of the then current market price. Income

                                      -28-

from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved when such plan is implemented.

     We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. For our U.S. employees, we also intend to adopt a retirement plan, such as a 401(k) retirement plan and to implement an employee health plan comparable to the industry standard. Our employees in France are currently covered by state-mandated retirement and medical insurance plans. Establishment of such plans and their implementation will be at the discretion of the Board of Directors. Any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of
Directors for eligible participants and any options granted will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

                              SECURITIES OWNERSHIP
                    OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

     The following table summarizes certain information with respect to the beneficial ownership of shares, immediately prior to and after this offering.
The following table sets forth information as of December 1, 2004 regarding the ownership of common stock by each officer, each director, and all officers and directors as a group, and by each shareholder known to be the owner of more than
5% of the outstanding shares,. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned. We have not issued any options to purchase shares.

                                                   AMOUNT OWNED BEFORE           AMOUNT OWNED AFTER
NAME AND ADDRESS                                   OFFERING (1)                  OFFERING (1)
----------------                                   ------------                  ------------

Marc Asselineau                                    600,000     (34.2%)           600,000      (34.2%)
682 Aaron Court, Building #6,
Kingston, NY 12401

Bernard Bouverot                                   -0-                           -0-
5 rue du Chevalier Saint George,
75008 Paris, France

Jean-Michel Gal                                    -0-                           -0-
682 Aaron Court, Building #6,
Kingston, NY 12401

All officers and directors                         600,000     (34.2%)           600,000    (34.2%)
as a group (3 persons)

Christophe Giovanetti   (2)                        145,402      (8.3%)           -0-
21 Chemin des Seujets
74920 Combloux, France

                                      -29-

------
(1) Percentages are based upon 1,753,940 shares of our common stock issued and outstanding as of December 1, 2004.

(2) See footnote 2 to table under "Selling Shareholders" above. Also, see
"Related Party Transactions" below.

                           RELATED PARTY TRANSACTIONS

     During the last three fiscal years, the following transactions occurred in which any of our affiliates had a material interest.

     Mr. Marc Asselineau, our chief executive officer and a director, was paid
600,000 shares of common stock in 2001 in return for services rendered, which included the preparation of STI's charter documents, legal research, assistance with the preparation of business plans, consultation on the website design and the review and analysis of STI's financial requirements. The shares were issued at their par value of $0.0001, or a total of $60, which was determined to be fair by the founders of the Company, in view of the fact that the company had not yet developed any products and that there was no market for the shares.

     A founder of the Company, Mr. Christophe Giovanetti is the sole owner of
Matthews Morris Inc. and 49% owner of DMI Joaillerie, which own 100,000 shares and 45,502 shares of common stock, respectively. They propose to sell all of such shares under this prospectus. Matthews Morris Inc. is an investment banking and financial consulting firm, and DMI Joaillerie is engaged in the conception, design and wholesale distribution of jewelry. All of such shares were issued for services rendered to STI in connection with the founding of STI, including providing a feasibility study as well as the seed working capital on an informal basis to start the business.. The shares were issued at their par value of
$0.0001, or a total of $14.45, which was determined to be fair by the founders of the Company, in view of the fact that the company had not yet developed any products and that there was no market for the shares.

     Matthews Morris Inc. is the owner of the property located at 5 rue du
Chevalier St. George, 75008 Paris, France, which entered into a three-year renewable lease for 1,000 square feet with Irisio dated September 1, 2004 and provides office services and furnishings, for an annual rent of $84,000. In addition, Irisio had formerly leased 1,000 square feet of office space at 414 rue St. Honore, 75008 Paris, France on a month-to month basis for $800 per month. We believe that these leases were made at rates and on terms equivalent to those obtainable in arms-length transactions.

     Matthews Morris Inc. has been instrumental in locating intermediaries with contacts with investors mainly in the central area of France and to a lesser extent elsewhere in Europe, who have purchased the shares in successive private placements since 2001 to the present. (See "The Company - Funding of the
Company" above.) Matthews Morris Inc. entered into a contract with the Company on June 22, 2004 to render consulting services for a new business plan strategy for consideration of 3,120 shares of common stock.

     Mr. Bouverot and Mr. Frederic Massiot, Vice President of Irisio, have employment agreements with the Company (see "Directors, Executive Officers and
Significant Employees - Compensation" above).

                                      -30-

                                   LITIGATION

     There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against us, our officers or directors.

                        ABSENCE OF CURRENT PUBLIC MARKET

     There is no established public trading market for our shares. Our shares are not and have not been listed or quoted on any exchange or quotation system.
Although we intend to cause the shares to be quoted on the OTCBB, there can be no assurance that any market maker will agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCBB.
Nor can we give any assurance that such an application for quotation will be approved or that a regular trading market will develop or that, if developed, it will be sustained.

                              DESCRIPTION OF STOCK

COMMON STOCK

     We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. As of December 1, 2004, we have 1,753,940 shares of our common stock outstanding. All of the shares of common stock offered under this prospectus are duly authorized, validly issued, fully paid and non-assessable.

     All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

DIVIDENDS

     The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of
Directors may determine. We do not expect to pay dividends for the foreseeable future.

PREFERRED STOCK

     We are authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value. The issuance of preferred stock does not require approval by our shareholders. Preferred shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

                                      -31-

TRANSFER AGENT

     The transfer agent for our common stock is Interwest Transfer Company, whose offices are located at 1981 East Murray Holliday Rd., Salt Lake City, Utah
84117.

CERTAIN PROVISION OF FLORIDA LAW

     Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a "control share acquisition" unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

1. one-fifth or more, but less than one-third of such voting power;
2. one-third or more, but less than a majority of such voting power; or
3. more than a majority of such voting power.

     Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.

            DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

     Our directors and officers may be indemnified against personal liability as provided by the Florida Statutes and our Articles of Incorporation and Bylaws.
We have been advised that in the opinion of the Securities and Exchange
Commission indemnification for liabilities arising under the Securities Act of
1933 is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

                                  LEGAL MATTERS

     Certain legal matters in connection with the registration under the
Securities Act of 1933 of the shares covered by this prospectus will be passed upon by Fox Horan & Camerini LLP, New York, New York. The validity of the shares of common stock covered by this prospectus will be passed upon for STI by
Newman, Pollock & Klein LLP, Boca Raton, Florida.

                                    EXPERTS

     The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. The firm has been the auditors for
Smart Technology Inc. since its inception and there have been no changes in accountants or disagreements with them.

                                      -32-

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

     No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Company or any of its parents or subsidiaries. No such person was connected with the Company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

                              AVAILABLE INFORMATION

     We have filed a registration statement on Form SB-1 with the Securities and
Exchange Commission with respect to the securities offered in this prospectus.
This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement and the exhibits thereto.
Certain portions have been omitted pursuant to the rules and regulations of the
SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC's Main Office at 450 Fifth Avenue NW, Washington, DC
20549.

     Copies of the registration statement can be obtained from the Public
Reference Section of the SEC's main office at the prescribed rates. Statements made in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

     For further information about us and the shares of common stock offered by the Selling Shareholders, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the
SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website at http:// www.sec.gov.

                                      -33-

                                      F-1

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Smart Technology, Inc.
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheet of Smart Technology,
Inc., as of December 31, 2003, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2003.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smart Technology, Inc. as of
December 31, 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S.
generally accepted accounting principles.

                                                   Durland & Company, CPAs, P.A.
Palm Beach, Florida
April 20, 2004

                                       F-2

                             SMART TECHNOLOGY, INC.
                                  BALANCE SHEET

                                                                                  September 30,        December 31,
                                                                                      2004                  2003
                                                                                ------------------------------------
                                                                                  (unaudited)

                                     ASSETS
CURRENT ASSETS
  Cash                                                                                  $685,757           $347,049
  Accounts receivable, (net of reserve of $2,623 and $2,670)                             163,580             70,931
  VAT receivable                                                                          13,095             12,585
  Inventory                                                                              151,395             59,254
                                                                                ------------------------------------

          Total current assets                                                         1,013,828            489,819
                                                                                ------------------------------------

FIXED ASSETS
  Software                                                                                65,048             66,204
  Equipment                                                                              236,141             34,293
  Less: accumulated depreciation                                                         (13,732)            (6,965)
                                                                                ------------------------------------
          Total fixed assets                                                             287,457             93,532
                                                                                ------------------------------------

OTHER ASSETS
   Deposits and other assets                                                              20,620              1,503
   Goodwill                                                                               14,339             14,339
                                                                                ------------------------------------
                                                                                          34,959             15,842
                                                                                ------------------------------------

Total Assets                                                                          $1,336,244           $599,193
                                                                                ====================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                                       $41,683           $101,770
  Accrued expenses                                                                             0              1,094
  Accrued payroll and taxes                                                               57,559             14,279
                                                                                ------------------------------------

          Total current liabilities                                                       99,242            117,143
                                                                                ------------------------------------

Total Liabilities                                                                         99,242            117,143
                                                                                ------------------------------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000 shares;
      0 issued and outstanding                                                                 0                  0
  Common stock, $0.0001 par value, authorized 50,000,000 shares;
      1,753,940 and 1,338,050 issued and outstanding, respectively                           175                135
  Additional paid-in capital                                                           3,874,764          1,858,194
  Accumulated comprehensive income (loss)                                                 12,406            (12,382)
  Accumulated deficit                                                                 (2,650,343)        (1,363,897)
                                                                                ------------------------------------

          Total stockholders' equity                                                   1,237,002            482,050
                                                                                ------------------------------------

Total Liabilities and  Stockholders' Equity                                           $1,336,244           $599,193
                                                                                ====================================

The accompanying notes are an integral part of the financial statements

                                       F-3

                             SMART TECHNOLOGY, INC.
                             STATEMENT OF OPERATIONS

                                                      Nine Months        Nine Months
                                                         Ended             Ended         Year Ended       Year Ended
                                                     September 30,      September 30,    December 31,     December 31,
                                                         2004               2003             2003             2002
                                            -----------------------------------------------------------------------------
                                                    (unaudited)          (unaudited)

REVENUES                                              $363,696            $116,413        $170,235               $0

COST OF SALES                                          163,794              77,237          99,311                0
                                            ------------------------------------------------------------------------

     GROSS MARGIN                                      199,902              39,176          70,924                0

OPERATING EXPENSES
   Salaries                                            327,295              95,346         223,103           31,000
   General and administrative expenses               1,152,137             377,409         525,774          367,353
   Depreciation                                          6,802               3,868           5,534                0
   Research and development                                  0                   0          44,044                0
                                            ------------------------------------------------------------------------

        Total expenses                               1,486,234             476,623         798,455          398,353
                                            ------------------------------------------------------------------------

Loss from operations                                (1,286,332)           (437,447)       (727,531)        (398,353)

OTHER INCOME (EXPENSE)
   Interest income                                           4                   0               0                0
   Reserve for impairment of asset                           0                   0               0          (50,000)
   Bad debt expense                                          0                   0          (2,386)               0
   Interest expense                                       (118)             (2,031)            (80)               0
   Other income (expense)                                    0              (1,390)          1,342                0
   Write-off inventory                                       0                   0         (65,955)               0
   Foreign currency transaction gain (loss)                  0                   0          (2,021)               0
                                            ------------------------------------------------------------------------

        Total other income (expense)                      (114)             (3,421)        (69,100)         (50,000)
                                            ------------------------------------------------------------------------

Net loss                                            (1,286,446)           (440,868)       (796,631)        (448,353)

Other comprehensive income (loss)
   Foreign currency translation gain (loss)             24,788              (6,708)        (12,382)               0
                                            ------------------------------------------------------------------------

Comprehensive loss                                 $(1,261,658)          $(447,576)      $(809,013)       $(448,353)
                                            ========================================================================

Loss per weighted average common share                  $(0.78)             $(0.37)         $(0.60)          $(0.39)
                                            ========================================================================

Number of weighted average common shares
outstanding                                          1,642,997           1,177,191       1,255,788        1,125,903
                                            ========================================================================

The accompanying notes are an integral part of the financial statements

                                       F-4

                             SMART TECHNOLOGY, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                       DEFICIT
                                                                                                     ACCUMULATED
                                                                          ADDITIONAL     STOCK       DURING THE         TOTAL
                                                 NUMBER OF     COMMON      PAID-IN       SUBS.       DEVELOPMENT    STOCKHOLDERS'
                                                  SHARES        STOCK      CAPITAL     RECEIVABLE       STAGE          EQUITY
                                               ------------------------------------------------------------------------------------

BEGINNING BALANCE, May 14, 2001                            0          $0           $0           $0              $0              $0

Shares issued for services  - $0.0001/sh.            815,775          82            0            0               0              82
Shares issued for cash - $1.00/sh.                    40,029           5       40,025            0               0          40,030
Shares issued for services - $2.50/sh.                36,237           3       90,590            0               0          90,593
Shares issued for cash - $2.50/sh.                   134,971          14      337,428     (65,732)               0         271,710
Net loss                                                   0           0            0            0       (118,913)       (118,913)
                                               ------------------------------------------------------------------------------------

BALANCE, December 31, 2001                         1,027,012         104      468,043     (65,732)       (118,913)         283,502

Shares issued for services - $2.60/sh.                 8,519           1       22,186            0               0          22,187
Shares issued for cash - $3.00/sh.                    98,226          10      294,668            0               0         294,678
Shares issued for cash - $5.00/sh.                    14,706           1       73,310            0               0          73,311
Shares issued for services - $5.00/sh.                 2,780           0       13,900            0               0          13,900
Stock subscriptions collected                              0           0            0       65,732               0          65,732
Net loss                                                   0           0            0            0       (448,353)       (448,353)
                                               ------------------------------------------------------------------------------------

BALANCE, December 31, 2002                         1,151,243         116      872,107            0       (567,266)         304,957

Shares issued for cash - $5.00/sh                    145,842          14      723,227            0               0         723,241
Shares issued for services - $5.00/sh                 46,573           5      232,860            0               0         232,865
Shares issued for acquisition                          6,960           0       30,000            0               0          30,000
Other comprehensive income (loss)                          0           0            0            0        (12,382)        (12,382)
Net loss                                                   0           0            0            0       (796,631)       (796,631)
                                               ------------------------------------------------------------------------------------

 BALANCE, December 31, 2003                        1,350,618         135    1,858,194            0     (1,376,279)         482,050

Shares issued for cash - $5.00/sh                    345,910          34    1,729,516            0               0       1,729,550
Shares issued for services - $5.00/sh                 57,412           6      287,054            0               0         287,060
Other comprehensive income (loss)                          0           0            0            0          24,788          24,788
Net loss                                                   0           0            0            0     (1,286,446)     (1,286,446)
                                               ------------------------------------------------------------------------------------
ENDING BALANCE, September 30, 2004 (unaudited)     1,753,940        $175   $3,874,764           $0    $(2,637,937)      $1,237,002
                                               ====================================================================================

The accompanying notes are an integral part of the financial statements

                                       F-5

                             SMART TECHNOLOGY, INC.
                             STATEMENT OF CASH FLOWS

                                                            Nine Months     Nine Months
                                                               Ended           Ended         Year Ended       Year Ended
                                                             Sept. 30,       Sept. 30,      December 31,     December 31,
                                                               2004            2003             2003             2002
                                                          ------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                       (unaudited)     (unaudited)

Net loss                                                      $(1,286,446)      $(440,868)       $(796,631)       $(448,353)
Adjustments to reconcile net loss to net cash used by
operating activities:
   Depreciation and amortization                                    6,802               0            5,534                0
   Reserve for bad debt                                                 0               0            2,386                0
   Stock issued for services                                      287,060               0          232,865           36,087
   Reserve for impairment of asset                                      0               0           65,955           50,000
Changes in operating assets and liabilities:
   (Increase) decrease in accounts receivable                     (92,699)        (15,951)         (15,772)               0
   (Increase) decrease in inventory                               (91,997)        (31,870)         (44,931)               0
   (Increase) decrease in VAT taxes                                  (720)              0          (11,746)               0
   (Increase) decrease in deposits and other assets               (19,319)         (2,034)             175                0
   Increase (decrease) in accounts payable                        (57,707)        (17,277)          52,723           15,541
   Increase (decrease) in accrued expenses                         (1,062)         11,410            1,431                0
   Increase (decrease) in accrued payroll and taxes                42,978               0                0                0
                                                          ------------------------------------------------------------------
Net cash used by operating activities                          (1,213,110)       (496,590)        (508,011)        (346,725)
                                                          ------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of fixed assets                                   (187,848)         (4,463)         (26,932)               0
   Acquisition of intangible asset                                      0         (22,024)         (59,163)         (50,000)
                                                          ------------------------------------------------------------------
Net cash from investment activities                              (187,848)        (26,487)         (86,095)         (50,000)
                                                          ------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of bank overdraft                                          0               0           (6,911)               0
   Proceeds of short-term loan                                          0         215,904                0           (3,000)
   Proceeds from issuance of common stock                       1,729,550         281,700          723,241          338,350
   Proceeds from stock subscriptions receivable                         0           5,030            5,030           65,702
                                                          ------------------------------------------------------------------
Net cash provided by financing activities                       1,729,550         502,634          721,360          401,052
                                                          ------------------------------------------------------------------
Effect of exchange rates on cash                                   10,116         (49,277)         (90,068)               0
                                                          ------------------------------------------------------------------
Net increase (decrease) in cash                                   338,708         (69,720)          37,186            4,327
                                                          ------------------------------------------------------------------
CASH, beginning of period                                         347,049         309,863          309,863          305,536
                                                          ------------------------------------------------------------------
CASH, end of period                                              $685,757        $240,143         $347,049         $309,863
                                                          ==================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Interest paid in cash                                             $118          $2,031              $80               $0
                                                          ==================================================================
NON-CASH FINANCING ACTIVITIES:
   Common stock issued for subscriptions receivable                    $0              $0           $5,030           $5,030
                                                          ==================================================================
   Common stock issued for acquisition                                 $0              $0          $30,000               $0
                                                          ==================================================================

The accompanying notes are an integral part of the financial statements

                                       F-6

                             SMART TECHNOLOGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
      (Information with regard to the nine months ended September 30, 2004 and 2003 is unaudited)

(1)       SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

          THE COMPANY Smart Technology, Inc. (the Company) is a Florida
          chartered corporation which conducts business from its headquarters in
          West Palm Beach, Florida. The Company was incorporated on May 14, 2001 and has elected December 31 as its fiscal year end. The Company sells
          GPS related products, principally in Europe at present. The following summarize the more significant accounting and reporting policies and practices of the Company:

          A) USE OF ESTIMATES The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

          B) NET LOSS PER SHARE Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

          C) STOCK COMPENSATION FOR SERVICES RENDERED The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

          D) SIGNIFICANT ACQUISITION In March 2003, the Company entered into an agreement to acquire Irisio, S.A.R.L., a French corporation, for a price of 30,000 Euros, (approximately $30,000), paid by the issuance of 6,960 shares of the Company's restricted stock.

          E) PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Smart Technology, Inc. and its wholly owned subsidiary. Inter-company balances and transactions have been eliminated.

          F) REVENUE RECOGNITION The Company's revenue is the sale of its products. The Company records revenue when earned under the terms of its sales contract, upon delivery of the product, and where collection is reasonably assured.

          G) FOREIGN CURRENCY TRANSACTION AND TRANSLATION GAINS (LOSSES) The
          principal operating entity of the Company is its subsidiary, Irisio,
          SARL, which is located in France. The functional currency of Irisio is the Euro. On a consolidated basis, the Company's reporting currency is the US Dollar. The Company translated the income statement items using the average exchange rate for the period and balance sheet items using the end of period exchange rate, except for equity items, which are translated at historical rates, in accordance with SFAS 52.

                                       F-7

          H) VAT TAX RECEIVABLE/PAYABLE In France, as in many other countries, the government charges a Value Added Tax, (VAT), that is similar in nature to sales tax in the US. There are three major differences.
          First is that VAT is charged at each point of sale. Second is that there are no exemptions from the collection of VAT. Finally, each company files a VAT return with the government monthly reflecting the gross VAT collected and VAT paid. If the VAT paid is greater than the amount collected, the Company receives a refund from the government approximately five months later.

          I) CASH AND EQUIVALENTS The company considers investments with an initial maturity of three months or less as cash equivalents.

          J) PROPERTY AND EQUIPMENT All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred.
          Depreciation expense was $6,802 and $3,868 and $5,534 and $0 for the nine months ended September 30, 2004 and 2003 and for the years ended
          December 31, 2003 and 2002, respectively.

          K) INTERIM FINANCIAL INFORMATION The financial statements for the nine months ended September 30, 2004 and 2003, are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the nine months are not indicative of a full year results.

(2)       STOCKHOLDERS' EQUITY The Company has authorized 50,000,000 shares of
          $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The
          Company had 1,753,940 shares of common stock issued and outstanding at
          September 30, 2004. The Company had issued none of its shares of preferred stock at September 30, 2004.

          In May 2001, the Company issued 815,775 shares of common stock to its founders for services rendered in connection with the organization of the Company, valued at par value or $82. In June 2001, the Company issued 40,029 shares of common stock for $40,029 in cash , or $1.00 per share. From August through December 2001, the Company issued
          134,971 shares of common stock for $271,710 in cash and $65,732 in stock subscriptions receivable, or $2.50 per share. In November and
          December 2001, the Company issued 36,237 shares of common stock for services valued at $90,593, or $2.50 per share.

                                       F-8

          The Company received $65,732 in cash for the stock subscriptions receivable. In the first quarter of 2002, the Company issued 8,519 shares of common stock for services valued at $22,187, or $2.60 per share. During 2002, the Company issued 98,226 shares of common stock for $294,678, or $3.00 per share. In the third and fourth quarters of
          2002, the Company issued 14,706 shares of common stock for $73,311, or
          $5.00 per share. In December 2002, the Company issued 2,780 shares of common stock for services valued at $13,900, or $5.00 per share.

          In March 2003, the Company issued 6,960 shares of restricted common stock, valued at $30,000 to acquire Irisio, SARL, a French company in the same line of business. During 2003, the Company issued 145,842 shares of restricted common stock in exchange for $723,241 in cash, or
          $5 per share. During 2003, the Company issued 46,573 shares of restricted common stock in exchange for services valued at $232,865, or $5 per share.

          During 2004, the Company issued 345,910 shares of restricted common stock in exchange for $1,729,550 in cash, or $5 per share. During
          2004, the Company issued 57,412 shares of restricted common stock in exchange for services valued at $287,060, or $5 per share.

(3)       INCOME TAXES Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $2,650,300 expiring $1,286,400, $796,600, $448,400 and $118,900 at December 31,
          2024, 2023, 2022 and 2021, respectively.

          The amount recorded as deferred tax asset as of September 30, 2004 is approximately $1,060,000 which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)       RELATED PARTIES See Note (2) for shares issued for services to founders.

(5)       INTANGIBLE ASSETS In June 2002, the Company acquired a database of information from an unrelated company in exchange for $50,000 in cash.
          In December 2002, the Company elected to reserve for impairment of this asset because the Company has changed the focus of its expected initial marketing efforts.

          In 2003 and 2004, the Company retained a third-party to develop software for the Company, which is complete.

                                      F-9

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by Smart Technology, Inc., the Selling Shareholders or any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The delivery of this Prospectus or any sale made under it does not imply that the information contained herein is correct as of any time subsequent to its date

                                     -------

     Until __________, 2005 (90 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this offering, may be required to deliver a current copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Florida law, a director of Smart Technology is not personally liable for monetary damages to Smart Technology or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to pet-form, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of Smart
Technology to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of Smart Technology, or willful misconduct; or (5) a proceeding by or in the right of someone other than Smart Technology or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

     (1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, Smart Technology, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

     (2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

     (3) The transaction was fair and reasonable to Smart Technology at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

     Our Articles of Incorporation as amended provide the following:

                          "ARTICLE XI. INDEMNIFICATION

     The Corporation shall indemnify its Officers, Directors, Employees and
Agents in accordance with the following:

                                      II-1

(a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative
(other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the
Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful.

     The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'
fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the
Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the
Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or mailer therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article.
Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a

                                      II-2

written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in
Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the
Corporation as authorized in this Article.

(f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other tights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

     Our Bylaws provide the following:

                                   ARTICLE XI
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

     Except as provided herein below, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

                                      II-3

     Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of
Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

     To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above. "

     Further, Section 601.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly- held Florida corporation that are acquired in a `control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:(i) one-fifth or more, but less than one-third of such voting power:
(ii)one-third or more, but less than a majority of such voting power; and,
(iii)more than a majority of such voting power. The Articles of Incorporation of
Smart Technology exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of Smart Technology.

ITEM 2. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTIONS

     The expenses of this offering are estimated as follows: *

SEC Registration Fee                                       $    689.41
Blue Sky Fees and Expenses                                       5,000
Legal Fees and Expenses                                        125,000
Accounting Fees and Expenses                                    50,000
Printing and Engraving Expenses                                  2,000
Miscellaneous                                                    4,000
                                                           -----------
Total                                                      $ 186,689.41

-------
* All amounts other than the SEC registration fee are estimated.

ITEM 3.  UNDERTAKINGS

     The undersigned small business issuer Registrant hereby undertakes that it will: (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                                      II-4

     (i) include any prospectus required by Section 10(a) (3) of the Securities
     Act of 1933 ;

     (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the
     Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the
Registrant pursuant to the provisions described under Item 15 of this registration statement , or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

     During 2004, the Registrant issued and sold an aggregate of 345,910 shares of its common stock or at approximately $5.00 per share for a total of
$1,727,855. All of such shares were sold in offshore transactions to investors in France who were non-U.S. persons, in reliance upon Regulation S under the
Securities Act of 1933. None of such investors was an affiliate of the
Registrant.

     During 2004, the Registrant also issued 57,412 shares of restricted common stock in exchange for services valued at $293,650, or $5.11 per share. Such shares were issued pursuant to the exemption provided in Section 4(2) of the
Securities Act of 1933. None of such shares was issued to an affiliate of the
Registrant.

                                      II-5

ITEM 5. INDEX TO EXHIBITS

EXHIBIT NO.           DESCRIPTION                                                            SEQ. PAGE NO.

2.1            *      Articles of Incorporation of Registrant
2.2            *      Amendment to the Articles of Incorporation of Registrant
2.3            *      Bylaws of Registrant
3.1            *      Form of Common Stock Certificate of Registrant
6.1            *      Value Added Reseller Agreement between the Registrant and GAP, AG dated February 5, 2003.
6.2            *      Sale of Shares Agreement between the Registrant and Frederic Massiot dated March 24, 2003.
6.3                   Lease between Matthews Morris & Irisio covering 5 rue de Chevalier          53
                      Paris, France dated September 1, 2004
6.4                   Consulting Agreement between Matthews Morris, Inc. and the                  57
                      Registrant dated June 22, 2004.
6.5                   Employment Contract with Frederic Massiot dated                             60
                      May 23, 2003
6.6                   Employment Agreement with Bernard Bouverot dated January 8, 2004            66
10.1                  Consent of Durland & Company, CPAs, P.A., auditors                          70
10.2                  Consent of Newman, Pollack & Klein LLP, counsel (included in Exhibit        71
                      11)
10.3                  Consent of Fox Horan & Camerini LLP, counsel                                72
11                    Opinion of Newman, Pollack & Klein LLP with respect to validity of          73
                      shares

-------------
* Previously furnished

                                      II-6

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the
Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on December 27, 2004.

                                                   Smart Technology, Inc.

                                                   By: /s/ March Asselineau
                                                       -------------------------
                                                   Marc Asselineau, President

     Pursuant to the requirements of the Securities Act of 1933, this
Registration Statement has been signed below by the following persons in the capacities indicated as of December 27, 2004.

      NAME                                   TITLE

/s/ Marc Asselineau       Principal Executive Officer and Director
-------------------
Marc Asselineau

/s/ Jean-Michel Gal       Principal Financial  & Accounting Officer and Director
-------------------
Jean-Michel Gal

/s/ Bernard Bouverot      Director
--------------------
Bernard Bouverot

                                      II-7